June 21, 2021

By EDGAR Submission

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracey Houser
Jeanne Baker
Division of Corporation Finance
Office of Life Sciences

Re:	Biogen Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 3, 2021
Form 8-K Filed February 3, 2021
Response dated June 9, 2021
File No. 000-19311

Dear Ms. Houser and Ms. Baker,

On behalf of Biogen Inc. (the “Company”), I am writing in response to the comment letter dated June 17, 2021, submitted to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Current Report on Form 8-K that was filed with the Commission on February 3, 2021. For your convenience, the Staff’s comment is included with our response below.

Form 8-K Filed February 3, 2021
Exhibit 99.1

Comment:

1.We appreciate the additional information provided to us. We continue to believe that your adjustments to exclude from R&D expense and net income attributable to Biogen, Inc. the upfront and premium payments made for collaboration agreements are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G for all periods presented in future filings.
Response to the Comment:
In our future Form 8-K filings, earnings releases and other presentations that include Non-GAAP financial measures, for all periods presented, we will no longer include the upfront and premium payments made for collaboration agreements as exclusions from research and development expense and net income attributable to Biogen Inc. We will recast prior period information to conform to current year presentation.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at 617-679-2132.

Sincerely,

/s/ Michael McDonnell
Michael McDonnell
Chief Financial Officer

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